Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549

November 3, 2008

Attention:	Inessa Kessman

	Re:	Creative Vistas, Inc. Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008 File No. 0-30585

Dear Ms. Kessman:

We are further responding to the comment letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 22, 2008, as discussed in our telephone conference with the Staff on October 23, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Acquisitions, page F-14

1.
We note your response to our prior comment 2. However your response did not provide your analyses as to the factors you considered in concluding that these options are freestanding and you did not address paragraphs 13 through 18 of APB 14 with respect to the debts and the options. Please provide us with both of these analyses for each option issued to Laurus.

Response

As noted in our previous response, the options given to Laurus are the subject of separate agreements and are transferable by the holder. As a result, they are freestanding. The options give Laurus the right to acquire a minority interest in Cancable Holding Corp. of 49% and Iview Holding Corp. of 20%.

The exercise prices related to the options are de minimis. If and when Laurus chooses to exercise these options, it will acquire a minority interest position, which will be accounted for accordingly. Because the entities had minimal net equity at the issuance date and the company anticipated that both entities would initially incur losses, the Company concluded that the two options held by Laurus initially had minimal, if any, value at the time of issuance.

APB 14 paragraph 16 provides that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which are allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Because it was concluded that the options had minimal, if any, value at the time of issuance in allocating the proceeds received from the Laurus debt financings, no part of the debt proceeds was allocated to the minority interest position represented by the options.

As the subsidiaries begin to achieve positive net equity and profitable operations, we will record the minority interests and recognize Laurus’ proportionate share of income as a liability.

Sincerely,

Creative Vistas, Inc.

/s/ Heung Hung Lee

CFO